EXHIBIT 13.4

Unaudited Financial Statements of Bingo.com, Inc. for quarter ended June 30, 2004

PART I - FINANCIAL INFORMATION

ITEM 1.                      Financial Statements.

BINGO.COM, INC.

Consolidated Balance Sheets

	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
Assets
Current assets:
Cash	$60,413	$34,046
Accounts receivable, less allowance for doubtful accounts of $nil (2003 - $nil)	85,100	67,574
Inventory	1,290	663
Prepaid expenses	30,534	14,229
Total Current Assets	177,337	116,512

Equipment, net	46,309	45,247

Other assets	7,382	10,797

Domain name rights and intangible assets	1,299,673	1,304,617

Deferred tax asset, less valuation allowance of $3,168,998 (2003 - $2,905,525)	-	-

Total Assets	$1,530,701	$1,477,173

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$540,111	$617,903
Accounts payable - related party (Note 6)	182,247	192,068
Accrued liabilities	69,471	93,472
Accrued liabilities - related party (Note 6)	16,660	365,702
Unearned revenue	72,750	24,511
Loan payable - related party (Note 6)	182,171	190,858
Total Current Liabilities	1,063,410	1,484,514

Debenture payable (Note 3)	145,000	1,395,000
Less warrants - debenture discount	(10,211)	(259,823)
Net Debenture Payable	134,789	1,135,177

Total Liabilities	1,198,199	2,619,691

Commitments and contingencies (Note 5)

Stockholders' equity (deficit) (Note 4):
Common stock, $0.001 par value, authorized 50,000,000 shares; issued and outstanding 23,107,942 shares (December 31, 2003 - 11,104,608 shares)	23,108	11,105
Additional paid-in capital	9,870,195	8,231,531
Accumulated deficit	(9,585,381)	(9,409,734)
Accumulated other comprehensive income: Foreign currency translation adjustment	24,580	24,580
Total Stockholders' Equity (Deficit)	332,502	(1,142,518)

Total Liabilities and Stockholders' Equity (Deficit)	$1,530,701	$1,477,173

See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Consolidated Statements of Operations

For the periods ended June 30, 2004 and 2003

(Unaudited)

	Six Months ended June 30, 2004	Six Months ended June 30, 2003	Three Months ended June 30, 2004	Three Months ended June 30, 2003

Revenue	$493,941	$378,417	$247,752	$203,947

Cost of revenue	100,410	98,986	53,446	49,201

Gross profit	393,531	279,431	194,306	154,746

Operating expenses:
Depreciation and amortization	12,675	15,419	6,574	7,263
General and administrative	271,886	255,274	118,385	134,786
Sales and marketing	17,133	18,605	8,646	14,412
Total operating expenses	301,694	289,298	133,605	156,461

Income (loss) before other income (expense)	91,837	(9,867)	60,701	(1,715)

Other income (expense):
Foreign exchange gains/ (losses)	5,097	(41,377)	4,142	(25,175)
Gain on settlement of debt	30,967	49,478	30,967	49,478
Loss on disposal of equipment	-	(38,397)	-	-
Interest expense	(53,954)	(86,646)	(11,602)	(43,348)
Interest expense - warrant - debenture discount	(249,612)	(56,457)	(221,383)	(28,229)
Interest income	18	252	7	152

Loss before income taxes	(175,647)	(183,014)	(137,168)	(48,837)

Income tax expense	-	-	-	-

Net loss	$(175,647)	$(183,014)	$(137,168)	$(48,837)

Net loss per common share, basic and diluted	$(0.01)	$(0.02)	$(0.01)	$(0.00)

Weighted average common shares outstanding, basic and diluted	16,063,399	11,104,608	21,132,386	11,104,608

 See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Consolidated Statements of Stockholders' Equity

 For period ended June 30, 2004

(Unaudited)

	Common stock			Accumulated Other Comprehensive income
	Shares	Amount	Additional paid-in capital	Accumulated (Deficit)	Foreign currency translation adjustment	Total Stockholders' Equity (Deficit)
Balance, December 31, 2003	11,104,608	$ 11,105	$ 8,231,531	$ (9,409,734)	$ 24,580	$ (1,142,518)

Conversion of Debenture "A" & Accrued interest	12,003,334	12,003	1,638,664	-	-	1,650,667

Net loss	-	-	-	(175,647)	-	(175,647)
Balance, June 30, 2004	23,107,942	$ 23,108	$ 9,870,195	$ (9,585,381)	$ 24,580	$ 332,502

  See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Consolidated Statements of Cash Flows

For six months ended June 30, 2004 and 2003

(Unaudited)

	2004	2003
Cash flows from operating activities:
Net loss	$(175,647)	$(183,014)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	12,675	15,419
Gain on settlement of debt	(30,967)	(49,478)
Amortization of warrants - debenture discount	249,612	56,457
Loss on disposal of equipment	-	38,397
Changes in operating assets and liabilities:
Accounts receivable	(17,526)	(9,451)
Prepaid expenses	(16,305)	(17,752)
Inventory	(627)	1,316
Other assets	3,415	18,124
Accounts payable and accrued liabilities	978	134,836
Unearned revenue	48,239	(8,350)
Net cash provided by (used in) operating activities	73,847	(3,496)

Cash flows from investing activities:
Acquisition of equipment	(8,793)	(3,648)
Acquisition of intangible asset - email list	(30,000)	-
Net cash used in investing activities	(38,793)	(3,648)

Cash flows from financing activities:
Capital lease repayments	-	(21,258)
Proceeds from loans and notes payable	(8,687)	23,296
Net cash (used in) provided by financing activities	(8,687)	2,038

Net increase (decrease) in cash	26,367	(5,106)

Cash, beginning of period	34,046	14,682
Cash, end of period	$60,413	$9,576

Supplementary information:
Interest paid	$1,306	$3,635
Income taxes paid	$-	$-

Non cash transactions
Conversion of Debenture "A" and accrued interest into common shares	$1,650,667	$-

 See accompanying notes to consolidated financial statements.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003

(Unaudited)

1.        Basis of Presentation:

The accompanying unaudited financial statements have been prepared by Bingo.com, Inc. (the "Company") in conformity with accounting principles generally accepted in the United States of America applicable to interim financial information and with the rules and regulations of the United States Securities and Exchange Commission for form 10-QSB.  Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to such rules and regulations.  In the opinion of management, the unaudited interim financial statements include all adjustments necessary for the fair presentation of the results of the interim periods presented.  All adjustments are of a normal recurring nature, except as otherwise noted below.  These financial statements should be read in conjunction with Bingo.com, Inc.'s audited consolidated financial statements and related notes for the year ended December 31, 2003, included in the Company's Annual Report on Form 10-K, filed March 26, 2004, with the United States Securities and Exchange Commission.  The results of operations for the interim periods are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

2.        Going Concern:

These unaudited interim consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities and commitments in the normal course of operations.  The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, by obtaining additional equity or financing.

The Company has reported losses in the last three fiscal years, and has an accumulated deficit of $9,585,381 at June 30, 2004.  Management continues to review operations in order to identify strategies designed to generate additional cash flow, improve the Company's financial position, and enable the timely discharge of the Company's obligations.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003

(Unaudited)

3.      Debentures Payable:

Debenture "A"

On April 16, 2001, the Company received a loan and issued a secured convertible Debenture "A" for $1,250,000. Bingo, Inc. has subsequently acquired Debenture "A" in its entirety. A current director and officer of the Company, is the potential beneficiary of various discretionary trusts that hold approximately 80% of the shares of Bingo, Inc.

On April 16, 2004, the holders of Debenture "A" elected to convert the principal into 10,000,000 shares of the Company at a rate of $0.125 per share. In addition, Bingo, Inc. elected on April 16, 2004, to convert the accrued interest of $400,667 (December 31, 2003, $356,694) on Debenture "A" into 2,003,334 shares of the Company at a rate of $0.20 per share. These conversions were in accordance with the amended Debenture "A" agreement.

The common stock issued upon conversion of the Debenture "A" is subject to certain resale restrictions, as defined in Rule 144 of the Securities and Exchange Act of 1933 (the "Exchange Act").

The lenders of Debenture "A" received a total of 12,000,000 common stock purchase warrants, with an exercise price of $0.25 per share, of which 7,200,000 warrants were surrendered for cancellation by the debenture holder during the year ended December 31, 2002, in exchange for unused advertising inventory on the bingo.com website. The remaining 4,800,000 warrants expired unexercised.

The Company accounted for the value of the warrants upon issuance of the Debenture "A" in accordance with APB Opinion No. 14 "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". Using the Black-Scholes option pricing model, the warrants have an estimated value of $898,394, using the following assumptions: no annual dividend, volatility of 137%, risk-free interest rate of 5.17% and a term of three years. Due to the illiquidity of the Company's shares, a block discount of 40% ($359,357) was applied to this value providing a warrant debenture discount of $539,036, which is amortized to interest expense over five years.

The total effect of the issuance of the warrants relating to Debenture "A" was to increase interest expense by $31,743 for the six months ended June 30, 2004. (June 30, 2003 - $53,903). At April 16, 2004, the warrant debenture discount of $215,315 remained unamortized. The Company immediately expensed this unamortized warrant debenture discount as interest expense - warrant - debenture discount.

Debenture "B"

On July 2, 2002, the Company issued a convertible debenture for $145,000 of which $50,000 was received from Bingo, Inc. A current director and officer of the Company, is the potential beneficiary of various discretionary trusts that hold approximately 80% of the shares of Bingo, Inc. Under the terms of Debenture "B", interest accrues on the outstanding principal amount of Debenture "B" at the rate of 12% per annum through July 2, 2004, at which time the interest will become payable. Thereafter, interest shall accrue and be payable on the first business day of each succeeding quarter through and including July 2, 2006. All principal, accrued but unpaid interest and any other amounts due, are due and payable at maturity on July 2, 2006. The accrued interest on Debenture "B" as of June 30, 2004, is $34,800 (December 31, 2003 - $26,124) of which, $12,000 (December 31, 2003 - $9,008) is recorded in

BINGO.COM, INC.

Three and six months ended June 30, 2004 and 2003

(Unaudited)

3.       Debentures Payable (continued):

accrued liabilities - related party and the remainder $22,800 (December 31, 2003  - $17,116) under accrued liabilities.

The Company has the option to pay all accrued interest in cash, common stock of the Company, or a combination of both cash and common stock. Any amounts remaining unpaid on the Debenture "B" at the maturity date, whether principal, interest or other amounts due, shall be paid in full in cash on such date. Any common stock of the Company delivered to the holders of Debenture "B" in payment of Debenture "B" will be valued at $0.25 per share.

The holders of the Debenture "B" have the right, but not the obligation, to elect to convert all, or part, of the outstanding principal amount of Debenture "B" into shares of the Company's common stock at a conversion price of $0.15 per share until the third anniversary date of the Debenture "B". The common stock that would be issued upon conversion of Debenture "B" will be subject to certain resale restrictions, as defined in Rule 144 of the Securities and Exchange Act of 1933 ("The Exchange Act"). Subsequent to the period ended June 30, 2004, the principal portion ($145,000) of Debenture "B" and the related accrued interest of $34,895 was converted into 1,141,144 common shares of the Company.

The holders of the Debenture "B" received a total of 580,000 common stock purchase warrants with an exercise price of $0.25 per share. The common stock purchase warrants issued in connection with the Debenture "B" are exercisable for a period of three years from the date of Debenture "B". Using the Black-Scholes model, the warrants have an estimated value of $34,038, using the following assumptions: no annual dividend, volatility of 161%, risk-free interest rate of 1.72% and a term of three years. Due to the illiquidity of the Company's shares, a block discount of 40% ($13,615) was applied to this value providing a warrant debenture discount of $20,423. The estimated discounted value of the warrants will be amortized to interest expense over four years.

4.      Stockholder's Equity (Deficit):

During the quarter ended June 30, 2004, the Company granted options to purchase a total of 300,000 shares of the Company's common stock at an exercise price of $0.10 per share to the directors of the Company.  The options vest immediately.  The options were granted under the terms of the Company's 1999 Stock Option Plan.  The market price for the Company's common stock on the grant date was $0.085.

We have adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148") effective December 2002. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003

(Unaudited)

4.        Stockholder's Equity (Deficit): (Continued)

As permitted by SFAS 148 and SFAS 123, we continue to apply the accounting provisions of Accounting Principles Board ("APB") Opinion Number 25, "Accounting for Stock Issued to Employees", and related interpretations, with regard to the measurement of compensation cost for options granted under the Company's Stock Option Plans. No employee compensation expense has been recorded as all options granted had an exercise price greater than the market value of the underlying common stock on the date of grant. Had expense been recognized using the fair value method described in SFAS 123, using the Black-Scholes option-pricing model, we would have reported the following results of operations:

	Six Months ended June 30,		Three Months ended June 30,
	2004	2003	2004	2003
Net loss for the period	$(175,647)	$(183,014)	$(137,168)	$(48,837)
Deduct : Total stock based employee expense	(40,592)	(5,771)	(13,415)	(4,028)
Net loss for the period - pro forma	$(216,239)	$(188,785)	$(150,583)	$(52,865)
Basic loss per share - as reported	$(0.01)	$(0.02)	$(0.01)	$(0.00)
Basic loss per share - pro forma	$(0.01)	$(0.02)	$(0.01)	$(0.00)
Weighted average fair value of options granted during period	$0.06	$0.02	$0.11	$0.02

The fair value of each option grant has been estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Six months ended June 30, 2004	Three months ended June 30, 2004
Expected dividend yield	-	-
Expected stock price volatility	166 -175%	166%
Risk-free interest rate	0.99 -1.01%	0.99%
Expected life of options	5 years	5 years
Block Discount Applied	40%	40%

This block discount applied is due to the illiquidity of shares.

5.      Business Combinations

The consolidated financial statements are presented in United States dollars, the functional currency of the Company. The Company accounts for foreign currency transactions and translation of foreign currency financial statements under Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52"). Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Nonmonetary assets and liabilities are translated at the exchange rate on the original transaction date. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003

(Unaudited)

 5.      Business Combinations : (Continued)

During the fourth quarter of 2003, the Company determined that its subsidiaries' functional currency was changed from the local currency to the reporting currency of the Company. Therefore, gains and losses from the change of foreign currency monetary and non-monetary assets and liabilities are included in income, whereas previously these were recorded as a translation adjustment.

	Six months ended June 30, 2003	Three months ended June 30, 2003

Net loss for the period	$(183,014)	$(48,837)

Add : Cumulative translation adjustment - as report in Q2, 2003	(43,007)	(24,330)

Net loss for the period as reported in Q2 2003	$(140,007)	$(24,507)

Basic loss per share - as reported	$(0.02)	$(0.00)
Basic loss per share - as reported in Q2 2003	$(0.01)	$(0.00)

 6.      Commitments and Contingencies :

On October 17, 2003, the Company settled a legal dispute with Mr. Roger Ach and the Lottery Channel, Inc. In exchange for some cross promotion and the monthly use of their email list for a period of 5 years, the Company agreed to pay Mr. Ach the sum of $49,436.  The amount is being repaid at a rate of $5,000 per month commencing on January 1, 2004.

The Company may from time to time, become subject to claims and litigation generally associated with any business venture. Should the Company be unable to successfully negotiate a settlement with its outstanding payables an unrecorded liability will be incurred.

For the period ending June 30, 2004, the Company has loans outstanding for $137,393 (December 31, 2003 - $147,458) from a current director and officer of the Company. These loans have no fixed repayment terms and are non-interest bearing.

For the period ending June 30, 2004, the Company has an outstanding loan for $44,778 (December 31, 2003 - $43,400) from a company owned by a current director and officer of the Company. Interest accrues on the outstanding amount at the rate of 7% per annum and is included in the balance of the loan.

In addition the Company has a liability of $176,918 (December 31, 2003 - $192,068), to a company owned by a current director and officer of the Company for payment of services rendered and expenses incurred by the current director and officer of the Company.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003

(Unaudited)

7.    Related Party Transactions: (Continued)

A current director and officer of the Company, is the potential beneficiary of various discretionary trusts that hold approximately 80% of the shares of Bingo Inc. Bingo, Inc. is the holder of Debenture "B" as discussed in Note 3. In addition, the Company pays domain name purchase payments for the exclusive right to use of the domain name bingo.com to Bingo, Inc. These payments are based on 4% of the preceding month's gross revenue as defined in the amended agreement. During the six months ended June 30, 2004, the Company made payments totaling $19,757 (June 30, 2003 - $15,137). As at June 30, 2004, the Company has a liability relating to these payments of $9,909 (December 31. 2003, - $3,823)

The Company has accrued interest payable to Bingo, Inc. of $0 (December 31, 2003 - $356,694) on Debenture "A" and $12,000 (December 31, 2003 - $9,008) on Debenture "B".

As discussed in Note 3, the accrued interest on Debenture "A" was converted to common stock of the Company during the quarter ended June 30, 2004. Subsequent to the quarter ended June 30, 2004, the accrued interest on Debenture "B" was converted into common stock of the Company.

In addition, Bingo, Inc. was issued a total of 4,800,000 common stock purchase warrants in connection with the Debenture "A" and 200,000 common stock purchase warrants in connection with the Debenture "B".  These warrants are exercisable at a price of $0.25 per share for a period of three years from the dates of issuance of each of the Debenture "A" and Debenture "B", as discussed in Note 3.  During the quarter ended June 30, 2004, 4,800,000 common stock purchase warrants "A" expired and were not exercised.

8.       Segmented information:

The Company operates in one reportable business segment, the business of providing games and entertainment based on the game of bingo through its internet portal, bingo.com, supported mainly by selling advertising on the website.  The revenue for the last three years has been derived primarily from the advertising business in the United States of America.

Concentrations

            Major customers

The Company has concentrations with respect to the volume of business conducted with several major customers.  For the period ended June 30, 2004, the Company made sales of $105,000 and $80,000 to two customers, which were in excess of 10% of total sales. For the period ended June 30, 2003, the Company made sales of $107,000, and $40,600 to two customers, which were in excess of 10% of total sales.

These customers to whom sales represent more than 10% of the total sales represent multiple advertising customers who advertise on the Company's website.

BINGO.COM, INC.

Notes to Consolidated Financial Statements

Three and six months ended June 30, 2004 and 2003

(Unaudited)

8.       Segmented information: (Continued)

             Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  The Company places its cash with high quality financial institutions and limits the amount of credit exposure with any one institution.  The Company has concentrations of credit risk with respect to accounts receivable, as large amounts of its accounts receivable are concentrated geographically in the United States and the United Kingdom amongst a small number of customers.  As of June 30, 2004, three customers totalling $28,000, $19,747 and $16,276, accounted for total accounts receivable greater than 10%.  At December 31, 2003, two customers totalling $37,747, and $10,572, accounted for total accounts receivable greater than 10%.  The Company controls credit risk through monitoring procedures and receiving prepayments of cash for services rendered.

The Company performs credit evaluations of its customers but generally does not require collateral to support accounts receivable.

            Equipment

At the end of June 30, 2004 and December 31, 2003, the majority of the Company's equipment was located in Canada.